UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	____	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	____	No	X

ISRAEL CHEMICALS LTD.

1.	Appointment of Mr. Kobi Altman as CFO dated January 12, 2015

Item 1

Further to the Company's announcement, dated October 27, 2014, regarding the retirement of Mr. Avi Doitchman, Executive VP, CFO & Strategy, the Company hereby wishes to report that on January 12, 2015, the Company's HR & Compensation Committee and the Board of Directors, approved the appointment and employment terms and conditions of Mr. Kobi Altman as Executive Vice President, CFO of the Company.

Prior to his appointment as CFO of the Company, Mr. Altman served as Senior Vice President and CFO, Global Generics Medicine of Teva Pharmaceuticals Industries Ltd.  and has formerly held several leading finance positions in Teva as well as in other large multinational companies. Mr. Altman is a certified public accountant (CPA) as of 1996. He has a B.A. in Accounting and Economics from Bar Ilan University and an M.A. in Economics from Bar Ilan University.

Mr. Altman will assume his duties as CFO on April 1, 2015, on which date Mr. Avi Doitchman will cease to serve as the Company's CFO.  Mr. Doitchman will continue to work with the Company as an external advisor.

Mr. Nir Gilad, Chairman of the Board, the Board and Mr. Stefan Borgas, Company's CEO, jointly expressed their appreciation to Mr. Doitchman for his unparalleled contribution and many years of service to the Company and for its achievements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.
By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy

Israel Chemicals Ltd.
By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: January 12, 2015